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                           January 11, 2022

       Edward J. Wegel
       Chairman and Chief Executive Officer
       Global Crossing Airlines Group Inc.
       4200 NW 36th Street
       Building 5A
       Miami International Airport
       Miami, FL 33166

                                                        Re: Global Crossing
Airlines Group Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 4,
2022
                                                            File No. 333-261285

       Dear Mr. Wegel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Executive Compensation , page 71

   1. Please update the compensation disclosure required by Item 402 of Regulation S-K for the fiscal year ended
December 31, 2021. For guidance, please refer to Question 117.05 of the Regulation S-K
Compliance and Disclosure Interpretations.
 Edward J. Wegel
FirstName  LastNameEdward   J. Wegel
Global Crossing Airlines Group Inc.
Comapany
January 11,NameGlobal
            2022        Crossing Airlines Group Inc.
January
Page 2 11, 2022 Page 2
FirstName LastName
Principal Stockholders, page 79

2. We note that you have revised your Principal Stockholders table. Please revise to clarify the beneficial ownership of your common stock and Class B Non-Voting Common Stock by Edward Wegel. In that regard, we note that revised footnote 7 regarding his ownership of Class B Non-Voting Common Stock does not appear to be consistent with disclosure in the table that he only has beneficial ownership of common stock.
3. Please ensure that the disclosure in your Principal Stockholders table is consistent with disclosure in your Selling Stockholders table. For example, we note inconsistent disclosure in the two tables regarding beneficial ownership held by Ascent Global
         Logistics, Edward Wegel and Ryan Goepel.
Selling Stockholders, page 83

4. We note your revisions to your Selling Stockholders table. However, we also note that you disclose in the table that shareholders are selling 10,538,177 shares of Class B Non-
         Voting Common Stock. Please reconcile such amount with the number of shares of Class
         B Non-Voting Common Stock included in your fee table, and elsewhere in your filing, including your prospectus cover page and the legality opinion. For example, we note that the fee table references 10,022,760 shares of Class B Non-Voting Common Stock.
Exhibits

5. We note your response to our prior comment 3. We also note that the Line Maintenance
         Agreement filed as Exhibit 10.36 suggests that the agreement expired on March 31, 2021.
         Please update your disclosure with respect to such agreement. If such agreement has been amended, please also file such amendment as an exhibit.
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Martin T. Schrier